UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

On May 22, 2023, Mereo BioPharma Group plc (the “Company”) held its 2023 Annual General Meeting of Shareholders (the “AGM”), and all resolutions were passed as proposed. Of the ordinary shares entitled to vote, there were 330,665,256 ordinary shares represented in person or by proxy at the AGM. The matters voted upon at the AGM, and the final results of such voting are set forth below. A “vote withheld” is not a vote in law and votes withheld had no effect on the proposals.

Resolution 1

That the Company’s annual report and accounts for the financial year ended December 31, 2022, together with the directors’ report and independent auditor’s report thereon, be received and adopted.

References in Resolution 1 above to the Company’s annual report are to the Company’s U.K. annual report for the year ended December 31, 2022. The Company’s annual financial statements, the directors’ report and the independent auditor’s report for the financial year ended December 31, 2022 were sent to and/or made available to shareholders from March 28, 2023 and can be accessed at www.mereobiopharma.com/investors/results-reports-and-presentation which is an inactive textual reference only and no part of such website is incorporated herein by reference.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
321,403,756	97.48%	8,321,255	2.52%	940,245

Resolution 2

That BDO LLP be re-appointed as auditors to hold office from the conclusion of the AGM until the conclusion of the next Annual General Meeting at which the Company’s annual report and accounts are presented.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
321,994,556	97.51%	8,235,780	2.49%	439,920

Resolution 3

That the directors of the Company be authorized to determine BDO LLP’s remuneration.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
319,730,521	96.88%	10,281,225	3.12%	653,510

Resolution 4

That the directors’ remuneration report (excluding the directors’ remuneration policy, set out on pages 21 to 30 of the directors’ remuneration report), as set out in the Company’s annual report and accounts for the financial year ended December 31, 2022, be approved.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
288,674,726	87.48%	41,332,110	12.52%	668,420

Resolution 5

That the directors’ remuneration policy set out on pages 21 to 30 of the directors’ remuneration report, as set out in the Company’s annual report and accounts for the financial year ended December 31, 2022, be approved.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
276,586,051	83.81%	53,425,295	16.19%	653,910

Resolution 6

That Dr. Annalisa Jenkins be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
318,076,131	96.45%	11,716,240	3.55%	872,885

Resolution 7

That Justin Roberts be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
291,334,631	88.33%	38,503,430	11.67%	827,195

Resolution 8

That Dr. Daniel Shames be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
319,156,736	96.82%	10,483,345	3.18%	1,025,175

Resolution 9

That Marc Yoskowitz be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
318,759,351	96.69%	10,903,710	3.31%	1,002,195

Resolution 10

That the Directors are authorized in accordance with section 551 of the Companies Act 2006 to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company up to a maximum nominal amount of £2,494,456.76, representing 133 per cent. of the aggregate nominal amount of Company’s issued share capital as at April 10, 2023. The authority set out in Resolution 10 will expire on June 30, 2026 and would replace the existing authority granted at the general meeting of the Company held on February 1, 2021.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
272,438,021	82.61%	57,344,490	17.39%	882,745

Resolution 11

That subject to the passing of Resolution 10, the Directors are authorized to allot shares for cash on a non-pre-emptive basis up to a maximum nominal amount of £2,494,456.76, representing 133 per cent. of the aggregate nominal amount of Company’s issued share capital as at April 10, 2023. The authority set out in Resolution 11 will expire on June 30, 2026.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
272,692,731	82.69%	57,082,400	17.31%	890,125

Based on the foregoing votes, the shareholders re-elected each of Dr. Annalisa Jenkins, Justin Roberts, Dr. Daniel Shames and Marc Yoskowitz as directors, and approved Resolutions 1, 2, 3, 4, 5, 10 and 11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel